Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Curenta Enterprise Corp.
23141 Verdugo Dr, Suite 103
Laguna Hills, CA 92653
https://www.curenta.com/

Up to $1,069,968.00 in Common Stock at $16.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Curenta Enterprise Corp.
Address: 23141 Verdugo Dr, Suite 103, Laguna Hills, CA 92653
State of Incorporation: DE
Date Incorporated: August 03, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 625 shares of Common Stock
Offering Maximum: $1,069,968.00 | 66,873 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $16.00
Minimum Investment Amount (per investor): $224.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - (Invest $1000+ and receive 5% bonus shares)

Tier 2 perk - (Invest $2,500+ and receive 10% bonus shares)

Tier 3 perk - (Invest $5,000+ and receive 15% bonus shares and membership in our Investor Club which allows you to receive special investor updates, and attend Q&A sessions)

Tier 4 perk - (Invest $10,000+ and receive 15% bonus shares and membership in our Investor Club and an in-person meeting with the leadership team).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Curenta Enterprise Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $16/share, you will receive 110 Common Stock, meaning you'll own 110 shares for $1,600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Curenta Enterprise Corp. is reimagining pharmacy, one vertical at a time. Curenta Enterprise is incorporated in Delaware and owns the IP and Trademark registration (currently pending) for Curenta Brand and Logo. Curenta LLC, a CA organized LLC that operates in California as a long-term care pharmacy (Closed-door online pharmacy), is the wholly owned subsidiary of Curenta Enterprise Corp.

Long-term care is a forgotten vertical with its own unique complexity where Curenta is solving communication and delivery issues between facilities and pharmacies. With the network of stores, Curenta can turn around orders in an astounding 3 hours, saving money on unused medications and wasted nurses' time.

We sell medications to Long term care facilities; assisted living, hospices, skilled nursing facilities, and treatment centers. We also license our softwares to the long-term care facilities for medication ordering and management allowing for massive cost reduction through saving nurses' time and increasing patients' medication compliance.

Our pharmacy module caters to the other side of the marketplace; pharmacies. It allows for automatic order ranking and complete process automation, reducing cost, mess, and time. It reduces mistakes and drop-outs of orders leading to increased customer satisfaction and improved repeat.

The delivery module focuses on creating routes and ensuring delivery in less than 3 hours from ordering to delivery. This saves money and time to facilities while increasing pay per hour for drivers because of multiple orders in each route.

Curenta has an exceptional founding team;

1. Co-founder and CEO, Ramy Barsoum - a Licensed Pharmacist with 15 years experience running pharmacy business, 5 of them were in long term care vertical. He holds an MBA from Maastricht school of business.

2. Co-founder and Chief Business Development Officer, Ryan Soo hoo - Pharmacist by education who is focusing on partnering with long-term care facilities.

3. Board member and advisor is the serial entrepreneur and investor; Amir Barsoum who has built the biggest emerging market digital healthcare company; Vezeeta.

Corporate History

Curenta the Pharmacy started as Grapera LLC then was renamed to be Curenta LLC (The current and only subsidiary of Curenta Enterprise Corp). Curenta Enterprise Corp. started as Curenta LLC (Same name as the CA LLC) as a Delaware LLC.Then, the company changed names to Curenta Enterprise LLC and then finally converted to Curenta Enterprise Corp.

Competitors and Industry

The long-term care pharmacy market size is $23 billion in 2020 and is expected to grow at a CAGR of 6.8% in the coming 5 years. This growth is driven by the aging population, rising healthcare costs, and increasing demand for high-quality medications.

Omnicare Inc., PharMerica Corporation, Guardian Industries Corp., and Remedix Holdings Ltd. are some of the leading players in the long-term care pharmacy space

Curenta offers technology-enabled medication ordering and 4-hours turn around time creating unmatched competitive advantage against traditional incumbents. Current market turn around time is around 12 to 18 hours where Curenta introduces its on-demand 4 hours delivery.

Current Stage and Roadmap

Curenta is offering 1 solution of 3 components to all pains & problems we have seen in the market:

1. **Medication Management & Ordering tool:** We finished the ordering tool where the facility team can submit their orders through our platform instead of using the manual channels of faxes or phone calls. We are still working on the medication management component to make it feature-rich. We've got thorough feedback from our customers and working on it. We are done with around 30% of the features requested (medication history, live pricing, auto-reminder, auto-billing, suggested alternatives, and much more)

2. **Operations & Pharmacy Software:** We finished a very important piece which is the operations part, where our system sorts the orders according to our proprietary algorithm, aligning the operations team to work according to the system sorting formula. This helps to speed up the operations and decrease the time wasted. We are planning to build the system to become a fully functional pharmacy operating system and automate prescription billing using AI technology to increase efficiency and decrease human errors.

3. **Delivery app** is active and operating. Currently, we are working to optimize the routing algorithm to achieve the cheapest routes, but respecting the delivery time, and keeping all medications delivered within 3-4 hours.

The Team

Officers and Directors

Name: Ramy Barsoum Mikhail

Ramy Barsoum Mikhail's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: His primary responsibility is to define the Mission (purpose), Strategy (direction), and Metrics (pace and performance). Modify and optimize the concept of our business model. Put the expansion plan and execute it with the help of the founding team. The current annual salary is $160K. He has 40% equity in the company

Other business experience in the past three years:

- **Employer:** The Medicine Shoppe Pharmacies
  Title: Director of Operations
  Dates of Service: September 30, 2017 - December 31, 2020
  Responsibilities: Developing sales strategies and performance goals, researching and working with vendors, ordering inventory, maintaining detailed records for analysis, and evaluating sales performance. Providing monitoring and compliance of the roles, activities, and proceedings to ensure safe, cost-effective, and timely processing of patients' orders.

Name: Amir Barsoum Mikhail

Amir Barsoum Mikhail's current primary role is with Vezeeta. Amir Barsoum Mikhail currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: November 26, 2020 - Present
  Responsibilities: 1.Setting an agenda for the Board, which is focused on strategic matters, forward looking and evaluates and oversees the company's businesses. 2.Leading, chairing and overseeing the performance of the Board and playing a pivotal role in the creation of the conditions necessary for overall Board and individual director effectiveness, both inside and outside the boardroom. 3. Leading the Board in discussions of proposals put forward by the executive team including on strategy, risk management, governance, capital, financial reporting and fundraising.

Other business experience in the past three years:

- **Employer:** Vezeeta
  Title: Founder and CEO
  Dates of Service: April 01, 2012 - Present
  Responsibilities: CEO of Vezeeta

Name: Mario Karras

Mario Karras's current primary role is with Loyola Law School. Mario Karras currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Observer
  Dates of Service: August 21, 2021 - Present
  Responsibilities: To attend and participate during Board meetings and report back on relevant happenings to other members of their investment firm. Mario is not afforded voting rights.

Other business experience in the past three years:

- **Employer:** PricewaterhouseCoopers – International Tax
  Title: Summer Associate
  Dates of Service: June 01, 2021 - August 01, 2021
  Responsibilities: *Wrote platform memos highlighting Subpart F and GILTI implications for debt & equity investments in the APAC region * Prepared and reviewed international tax compliance Forms 1042/1042-S, 5471, and 8858 * Gave training sessions to the ITS-FS team on both the holding & exit considerations of CFCs, PFICs, and other ForCo * Created administrative documents to send to the risk team and clients, including engagement letters, SOW, AFS, SOW

Other business experience in the past three years:

- **Employer:** Cooley LLP
  Title: Summer Associate
  Dates of Service: May 01, 2021 - June 01, 2021
  Responsibilities: * Drafted pro-seller tax covenants of a reverse triangular merger agreement valuing client at $65MM opposite Snap Inc. * Attended negotiations of Project Viking's term sheet; researched "QSBS" implications for seller's management

Other business experience in the past three years:

- **Employer:** Rimrock Capital Management, LLC
  Title: Legal Extern – Hedge Fund Compliance Group
  Dates of Service: January 01, 2021 - May 01, 2021
  Responsibilities: * Drafted and updated 12 Confidential Private Placement Memoranda of Rimrock's on-shore and off-shore feeder funds * Reviewed regulatory agency (SEC, NFA, CFTC) compliance documents; conducted monthly trade surveillance * Updated counterparty National Future Association membership status for Q4; Completed the firm's 1101 Form

Other business experience in the past three years:

- **Employer:** Pacific Ivy Law Group
  Title: Law Clerk
  Dates of Service: May 01, 2020 - November 01, 2020
  Responsibilities: * Assessed tax implications for both c-corporations and partnerships in structuring tax-free reorganization deals * Drafted Articles of Incorporation and company bylaws for a California B-Corp; filed documents with Secretary of State * Negotiated and reviewed 7 Non-Disclosure Agreements

representing private equity clients in potential transactions

Other business experience in the past three years:

- **Employer:** Loyola Law School
  Title: Law Student
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Mario is currently a law student at Loyola Law School in Los Angeles in the 3 year Tax/JD LLM Dual Degree program. He is expected to graduate in 2022.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. It's a highly regulated industry, and there can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering stock in the amount of up to $1,070,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing medications for long-term care facilities. Our revenues are therefore dependent upon the market for long-term care facilities

We may never have an operational product or service
It is possible that there may never be an operational Curenta Operating System or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product for the AI-billing or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's

making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Curenta or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Curenta could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Amir Barsoum Mikhail	1,080,000	Common Stock	60.0
Ramy Barsoum Mikhail	720,000	Common Stock	40.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 66,873 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,800,000 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $1,433,000.00
Maturity Date: April 23, 2023
Interest Rate: 5.0%
Discount Rate: 80.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: Next Financing Conversion

Material Rights

Maturity. While this Note is outstanding, principal and any accrued but unpaid interest under this Note shall be due and payable on [April 20th], 2023 (the "Maturity Date"). Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.

Change of Control. In the event of a Change of Control (as defined below) prior to repayment or conversion in full of this Note, immediately prior to such Change of Control, the outstanding principal and any accrued but unpaid interest on this Note shall become immediately due and payable. The term "Change of Control" means (i) a sale of all or substantially all of the Company's assets other than to an Excluded Entity (as defined below), (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, limited liability company or other entity other than an Excluded Entity, or (iii) the consummation of a transaction, or series of related transactions, in which any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of all of the Company's then outstanding voting securities. Notwithstanding the foregoing, a transaction shall not constitute a Change of Control if its purpose is to (A) change the jurisdiction of the Company's incorporation, (B) create a holding company that will be owned in substantially the same proportions by the persons who hold the Company's securities immediately before such transaction, or (C) obtain funding for the Company in a financing that is approved by the Company's Board of Directors. An "Excluded Entity" means a corporation or other entity of which the holders of voting capital stock of the Company outstanding immediately prior to such transaction are the direct or indirect holders of voting securities representing at least a majority of the votes entitled to be cast by all of such corporation's or other entity's voting securities outstanding immediately after such transaction.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,433,000.00
  Use of proceeds: Developing technology and continue building the medication management tool and the delivery app. Besides expanding in Sales & acquisition, by hiring 3 more sales specialists, each focusing on a specific vertical of our targeted clients.
  Date: August 21, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $24,288 compared to the fiscal year 2019 revenue of $zero. Since we started operations in Southern California in 2020, starting with one vertical, at a time. The first vertical we focused on was the hospice agencies. Revenues were almost doubling every month.

We expanded our focus to different verticals, including treatment centers, assisted living facilities, and skilled nursing facilities. We usually set a meeting with the facility team, present how easy to use the Curenta Platform to manage their patients' medications, and onboard the facilities team either the same meeting or the next week, That's when the facility starts to switch their whole census (patients) to us. This became our standard operating procedure for all of our verticals. We were able to increase the conversion and signed-up facilities to 270+ facilities in less than a year as of 11/2021

Cost of sales

The cost of sales in 2020 was $13,453. We continued growing the months after, showing an increase in our gross profit hitting on average 45%.

Gross margins

2020 gross profit was $10,833.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses. Expenses in 2020 were $241,438. During 2020, the Company hired eight employees, one in sales, five in development, and two in operations.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we're investing in technology development and beefing up the sales team to increase our revenues. Past cash was primarily generated through equity investments and sales. Our goal is to reach a positive cash flow by mid-2024 with US$ 275 million in ARR end of the same year. Our historical cash flow is indicative since we started in December 2020, with heavy investment in our technology to reach the market fit, which we did early on right after our launch. Cash flow is still not indicative of our future one, because we will continue developing our technology and expanding in sales and acquisitions so we can keep our current momentum and growth rate which is around 50% QoQ.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has capital resources available in the form of a line of credit for $75,000 from BlueVine, $44,000 from Fundbox, and $100,000 from Amex. A shareholder convertible loan in the amount of $1,135,000, and around $ 200,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support sales and operations for the coming 6-8 months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for four months. This is based on a current monthly burn rate of $75,000 for expenses related to salaries of around $85,000; inventory of $152,000; R&D of $15,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for twelve months. This is based on a current monthly burn rate of $75,000 for expenses related to salaries of around $85,000; inventory of $152,000; R&D of $15,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Venture Debt or Venture Capitalist Funding.

Indebtedness

- **Creditor:** Fundbox
  Amount Owed: $45,000.00
  Interest Rate: 18.0%
  Maturity Date: February 23, 2022

- **Creditor:** BlueVine
  Amount Owed: $75,000.00
  Interest Rate: 18.0%

Maturity Date: February 23, 2022

Related Party Transactions

- **Name of Entity:** Michel Dawod
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: It's a loan of $100,000 all from Michel
  Material Terms: It's a loan of amount $100,000 with an annual interest rate of 14.4% paid monthly until the company raises the VC round and pays him back.

- **Name of Entity:** Amir Mikhail
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Amir is the biggest shareholder on the board. He's the chairman of the company and he lent the company this amount until closing VC or CF round
  Material Terms: Amir lent the company amount of $100,000 without interest rate. He should get it paid back with the closing of the first coming round.

Valuation

Pre-Money Valuation: $28,800,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, we looked at the industry multiples. Other relevant startups in the health tech pharmacy space, used multiples of 14x-20x of their ARR.

NowRx Pharmacy is valued at US$ 275M with revenues of US$ 9.79 in H1 2021, using a multiple of around 14x (Source: https://www.seedinvest.com/nowrx/series.c/highlights)

Capsule Pharmacy is another online pharmacy valued at US$ 1Bn with annual revenues of US$ 70.5M using a multiple of 14x (Source: https://growjo.com/company/Capsule)

Based on our Annual Run Rate (ARR) of US$ 3.2 Mn, taking an extra discount than the market used multiple (just to be on the conservative side), we are using a multiple of 9x to determine our PMV (not including the outstanding convertible notes.)

Valuation is based on multiples of the ARR only which is the annualized revenues as of 2021, not including any IP or Trademark value.

The main difference between NowRx or Capsule vs Curenta is the niche that we work in and cover. Curenta is in the B2B, where we serve long-term care facilities, working with very high margins (50%) vs NowRx or Capsule where they work in the retail space with smaller margins (15%). This difference in the margins between the B2B & B2C is enough to have higher multiples in our valuation, but we kept our valuation conservative compared to others to encourage more people to join us.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: *(i) the company only has one class of stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,433,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. These notes will convert upon the next round of financing.*

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  60.0%
  Research and Development. 60% in analyzing the market needs and continuing our product development, through customizing the product to fit more the needs of each vertical. We will invest in our product and continue building our pharmacy software

- *Operations*
  36.5%
  Operations. 36.5% in operations, by beefing up the operation team to keep up with the hyper-growth rate, through investing in a robot filling machine that will decrease the operating cost by 25%

If we raise the over allotment amount of $1,069,968.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Acquisition and Expansion*
  45.0%
  45% to be used in acquisition and expansion, by signing up with more facilities in the 4 verticals that we cover (Hospice, Assisted Living Facilities, Treatment

Centers and Skilled Nursing Homes). Besides looking for more locations in different geographical locations. By having more than one location, we can speed -up the process and decrease the delivery cost a lot.

- *Research & Development*
  30.0%
  Continue building the product, especially the pharmacy software, plus the AI-billing component that will speed up the internal process by at least 3x the current speed.

- *Operations*
  21.5%
  Operations. 25% in operations, by beefing up the operation team to keep up with the hyper-growth rate, through buying 2 robot filling machines, one for the regular prescriptions and one for special packaging. Both will help increase patient adherence and satisfaction while speeding up the filling process with fewer human errors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.curenta.com/ (https://www.curenta.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/curenta

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Curenta Enterprise Corp.

[See attached]

CURENTA, LLC

(A Wholly Owned Subsidiary of Curenta Enterprises, LLC)
(A Delaware Limited Liability Company) (Formerly Grapera, LLC) (A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2020 AND 2019

CURENTA, LLC

(A Wholly Owned Subsidiary of Curenta Enterprises, LLC)
(A Delaware Limited Liability Company) (Formerly Grapera, LLC) (A Development Stage Company)

TABLE OF CONTENTS

December 31, 2020 and 2019

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net Website: alantschiffman.com

To the Members
CURENTA, LLC
Laguna Hills, California

Independent Accountant's Review Report

We have reviewed the accompanying financial statement of CURENTA, LLC, (a wholly owned subsidiary of Curenta Enterprises Corp) (a Delaware Limited Liability Company) which comprise the Statement of Financial Position as of December 31, 2020 and 2019, and the related statements of operations, changes in sole member equity, and cash flows for the two years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of CURENTA, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

CPA PC
Alan T. Schiffman, CPA PC
October 30, 2021, Except for Notes 2 and 8, November 19, 2021

CURENTA , LLC

(A Wholly Owned Subsidiary of Curenta Enterprise Corp)

(A Delaware Corporation) (Formerly Grapera, LLC)

Balance Sheets

December 31, 2020 and 2019

(See Accountant's Review Report)

	2020	2019
Assets		
Cash and cash equivalents	33,691	
Accounts receivable, net	8,030	
Inventory	38,994	
Total current assets	80,715	$ -
Fixed Assets		
Furniture and computer	11,226	
Accumulated Depreciation	(1,029)	
Total Fixed Assets - net	10,197	
Total Assets	$ **90,912**	$ -
Liabilities and Members' Equity		
Current Liabilities		
Accounts and Notes Payable	41,438	
Bank, Line of Credit	36,116	
	77,554	$ -
Due to Parent Company	2,400	$ 1,600
Total Liabilities	79,954	1,600
Members' Equity		
Member equity, 900,000 Units authorized and 900,000 Units issued and outstanding	$ 251,759	
Retained Earnings (deficit)	(240,801)	$ (1,600)
	10,958	$ (1,600)
Total	$ **90,912**	$ -

See accompanying notes to financial statements

CURENTA , LLC

(A Wholly Owned Subsidiary of Curenta Enterprise Corp)

(A Delaware Corporation) (Formerly Grapera, LLC)

Statements of Operations

For the Years Ended December 31, 2020 and 2019

(See Accountant's Review Report)

		2020		2019
Revenues				
Sales	$	17,521	$	-
Cost of Goods Sold	$	13,455	$	-
Gross profit	$	4,066	$	-
Operating Expenses				
Advertising and marketing expenses	$	18,712		
Selling Expenses	$	4,457		
General and Administrative expenses				
Automobile	$	2,220		
Bank Fees	$	830		
Computer software	$	39,673		
Dues and Subscriptions	$	4,524		
Insurance Expense	$	5,834		
Legal and Professional Fees	$	23,393		
Licenses & Fees	$	10,146		
Miscellaneous	$	385		
Office Expenses	$	972		
Payroll Expenses	$	89,818		
Repairs and maintenance	$	2,095		
Rent	$	34,895		
Telephone/ Internet	$	3,484		
Total Operating Expenses	$	241,438	$	-
Other Income & Expenses				
Depreciation expense	$	1,029		
Interest Income				
Net income (loss) before taxes	$	(238,401)	$	-
Income tax	$	800	$	800
Net income (loss)	**$**	**(239,201)**	**$**	**(800)**

See accompanying notes to financial statements

CURENTA , LLC

(A Wholly Owned Subsidiary of Curenta Enterprise Corp)
(A Delaware Corporation) (Formerly Grapera, LLC)

Statement of Shareholders' Equity

For the two years ended December 31, 2020 and 2019

(See Accountant's Review Report)

Member Equity	Membership Units		Retained earnings (Deficit)	Total
	Units	Cash		
Balance January 1, 2019			$ (800)	$ (800)
Net Income (Loss)			$ (800)	$ (800)
Balance, December 31, 2019		**$ -**	**$ (1,600)**	**$ (1,600)**
Investment in Membership Units	900,000	$ 251,759		$ 251,759
Net Income (Loss)			$ (239,201)	$ (239,201)
	900,000	**$ 251,759**	**$ (240,801)**	**$ 10,958**

See accompanying notes to financial statements

(A Delaware Corporation) (Formerly Grapera, LLC)

Statement of Cash Flows

For the Years ended December 31, 2020 and 2019

(See Accountant's Review Report)

		2020		2019
Cash Flow From Operating Activities				
Net income (loss)	$	(239,201)		
Depreciation & Amortization	$	1,029		
Adjustments to reconcile net income to cash provided by operating activities:				
Changes in operating assets and liabilities				
(Increase)Decrease in other assets	$	(47,024)		
Increase (Decrease) in accounts payable				
Increase (Decrease) in Deferred Revenue				
Increase (Decrease) in other liabilities	$	78,354		
Net cash provided by (utilized in) operating activities		(206,842)		0
Cash flow (absorbed in) from Investing activities				
Fixed asset puchases		(11,226)		
Organization costs				
	$	(11,226)	$	-
Financing Activities				
Capital contribution		251,759		
Founder parthenship activity				
Adjustment to retained earnings				
Simple Agreement for Future Equity				
Net cash used in financing activities		251,759		0
Net (decrease)/increase in cash and cash equivalents		33,691		
Cash and cash equivalents, beginning of year		0		0
Cash and cash equivalents, end of period	$	**33,691**	$	-

CURENTA, LLC

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CURENTA, LLC, (a wholly owned subsidiary of Curenta Enterprise Corp.) (formerly Grapera, LLC) (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware Limited Liability Company which was organized August 3, 2020. The Company's predecessor company, Grapera, LLC was organized August 9, 2018. The Company is an online long term care retail pharmacy manager, that works with long-term care facilities and hospices, revolutionizing the long-term care segment of current business relationships between the pharmacy and the long-term care facilities in need of pharmaceutical supplies and total comprehensive services. The Company has established the Curenta-network of pharmacies and self-developed applications to streamline the process, starting from receiving the orders from long-term care facilities, coordinating the live tracking of orders through to the delivery of pharmaceuticals.

The financial statements for the two years ended December 31, 2020, include the accounts of CURENTA, LLC, a wholly owned subsidiary of Curenta Enterprise Corp.

Since August 9, 2018, the Company has relied upon its parent company advances and investments to fund cash flow to pay for professional analysis, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated losses aggregating $239,201. During the next twelve-month period, the Company will raise additional capital from the sale of Security instruments, including equity, convertible note, debt (promissory notes), revenue share, revenue participation rights, equity tokens and real agreements for tokens and equity to fund operations.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering Security instruments, including equity, convertible note, debt (promissory notes), revenue share, revenue participation rights, equity tokens and real agreements for tokens and equity from a minimum of $10,000 to $1,070,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $10,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached for a more comprehensive discussion of management, risk factors, commissions paid for the sale of Security instruments, including equity, convertible note, debt (promissory notes), revenue share, revenue participation rights, equity tokens and real agreements for tokens and equity and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Parent Company

Pursuant to the Contribution and Exchange Agreement dated November 19, 2021 (Exchange Agreement), the owners of 100% of the outstanding Membership Units of the Company, exchanged 100% of their respective Membership Units in the Company for 450,000 shares each, of Common Stock, having a par value of $0.00001 of Curenta Enterprise Corp. The terms of the Exchange Agreement have been set forth in the Amended and Restated Operating Agreement of Curenta Enterprises Corp. The Amended and Restated Operating Agreement of Curenta Enterprises Corp., sets forth the parent subsidiary/investee relationship, including management fees, voting and control rights and other matters. The Company's parent company has a controlling financial interest in the Company and the parent company is required to apply the variable interest entity (VIE) model because the parent company has the power to direct the most economically significant activities of the Company. Due to the nature of this subsequent event of November 19, 2021, the financial statements are adjusted to include the financial impact of the Contribution and Exchange Agreement. Curenta Enterprise Corp, the Company's parent company, has invested and advanced $251,759 into the Company. The financial statements presented herein, are of the subsidiary Company only.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about current, and for some estimates, future, economic, and market conditions which affect reported amounts and related footnote disclosures in the financial statements. Although current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the expectations which could materially affect the results of operations and financial position of the Company. It is reasonably possible that changes in estimates will occur in the near term.

Specifically, a number of estimates have been and will continue to be affected by the consequences of the COVID-19, pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could result in future impairments of certain assets.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $33,691 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables, net are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company has accounts receivable balance of $8,030.

Inventory

As of December 31, 2021, the Company had inventory totaling $38,994. The inventory is recorded at the lower of cost or market using the first in first out accounting method. The management of the Company maintains perpetual method of accounting to control the inventory. Periodically, management evaluates the fair values and whether or not expected profit margins are achievable upon the sale of inventory.

Property, Equipment and Depreciation

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. As at December 31, 2020, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a corporation for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the years ended December 31, 2020 and 2019.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from management services and product sales when all significant contractual obligation have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

Grant income is recognized as income when eligible expenses are expended and submitted for reimbursement.

For years ending December 31, 2020, and 2019, the Company recognized $3,624,365 and $5,643,559 in revenue respectively.

Property and Equipment and Depreciation

Property and equipment is stated at cost. Depreciation of property and equipment is provided for by charges to income using the straight-line method over the estimated lives of the respective assets, which range from three to seven years. the Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have developed that warrant revision of the estimated benefit period. At December 31, 2020, management believes no condition of impairment exists.

Member Based Compensation

Effective March 31, 2021, the Company adopted the provisions of IRS Code Section 409A, and Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment," which replaces SFAS No. 123 and APB Opinion 25. The Company adopted a Distribution Sharing Agreement as required by SFAS No 123(R). The distribution -based compensation initially represents a 0.5% of the aggregate distributions made by the Company. The Company measures distribution-based compensation cost at the grant date, based on the distribution and records the cost as expenses.

The Distribution Sharing Agreement also provides for other transactions such as sale of interests, changes in distribution percentages, employment termination and other.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are to be expensed as incurred.

Advertising and marketing expenses

The Company expenses advertising, marketing and printing costs as they are incurred. Such costs approximated $18,712 and $0 respectively, for the years ended December 31, 2020, and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help. investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2020 the Company has the following property and equipment:

	2020
Furniture and Computer	$ 11,226
Less, accumulated depreciation	($ 1,029)
Property and equipment, net	**$ 10,197**

For income tax purposes, the asset is deducted against operating income when purchased.

NOTE 4 - INCOME TAXES

The Company has filed its income tax returns for the three years ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

The Company will continue to expense as incurred, certain development costs, capitalized in the financial statements. Deferred income taxes will arise as a result of the timing differences will arise as a result of such timing differences for the accounting method applied patents, prototype equipment parts, and the development of software applications.

NOTE 5 – CONCENTRATION OF CREDIT RISKS

During the years ended December 31, 2020 and 2019, Company sales totaled $17,521 and $0 respectively. The cost of goods sold during 2020 yielded a gross margin of less than 25%, significantly below managements expectation of standard gross margins. The sales were made to seven customers.

NOTE 6 – RELATED PARTY TRANSACTIONS

Due to the combined relationships of the CEO of Company and the parent company, effectively the Company is totally controlled by the Parent Company which has one hundred (100%) control of the Company.

NOTE 7 – LEASE CONTRACT ARRANGEMENTS

Pursuant to a Standard Industrial/Commercial Multi-Tenant Lease-Net dated February 4, 2020, the Company entered into a three year and one month lease for office space, commencing March 1, 2020 and ending March 31, 2023. The lease provides for base rent of $2,571.40 per month, plus common area operating expenses of $593.40 per month and electricity charges of $356.04; totaling $3,520.84 per month.

However, in February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Upon the execution of a longer-term lease, management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

NOTE 8 – Members' Equity

As discussed more fully in Note 2 above, pursuant to the Contribution and Exchange Agreement dated November 19, 2021, the owners of 100% of the outstanding Membership Units of the Company, exchanged 100% of their respective Membership Units in the Company for 450,000 shares each, of Common Stock, having a par value of $0.00001 of Curenta Enterprise Corp. The terms of the original merger in the Agreement and Plan of Merger between the corporation and the Company dated April 3, 2012 has been superseded.

Among other provisions, the Agreement provides for (i) Guaranteed Payments, subject to the consent of a specific Trust, (ii) distributions in cash or in-kind assets after maintaining reasonable reserves to provide for any contingent or unforeseen liabilities or obligations of the Company and/or for budgeted capital expenditures the allocations of profits and losses, (iii) Tag Along and Drag Along rights for member ownership interests and (iv) other.

NOTE 9 - EQUITY INCENTIVE PLAN

In 2022, the Company will establish the Curenta, LLC, L.P. Equity Incentive Plan (the "Plan"). The Plan allows the Company to issue individual grants of units (the "Incentive Units") to employees, directors, consultants, influencers, and other third parties assisting the Company. Pursuant to the Company's Operating Agreement (the "Agreement"), the Management Committee, as defined in the Agreement, has authorized a total of 90,000 Incentive Units available to be issued.

NOTE 10 – RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 12– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. For the period from inception through December 31, 2020, the Company has incurred losses. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2021 through September 30, 2021, the date that the financial statements were available to be issued. See discussions below.

HIPAA Agreement

On August 13, 2021, the Company entered into a Health Insurance Portability and Accountability Act (HIPAA) Business Associate Agreement with a provider of DOSIS Systems. Under the Agreement, the business associate creates, receives, maintains, or transmits Protected Health Information (PHI). The Agreement providing PHI protections commences on August 13, 2021 and terminates for cause at the option of either party. The fee for such services is $11,540 per annum.

Crowdfunded Offering

As of September 24, 2021, the Company's parent company entered into an agreement with StartEngine Capital LLC and StartEngine Secure LLC, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of Security instruments, including equity, convertible note, debt (promissory notes), revenue share, revenue participation rights, equity tokens and real agreements for tokens and equity. The Agreement is for StartEngine Capital and StartEngine Secure to provide services including Transfer Agent Services. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

The Crowdfunded Offering is being made through the two StartEngine entities (above) in exchange of a fee of $10,000 plus other contingent fees for Campaign Page Design and other fees and costs.

StartEngine Capital fees will be paid as compensation for the services provided by StartEngine Capital, the Company will pay to StartEngine Capital, at each closing of the offering a split fee consisting of the following:

(A) 3.5% commission based on the dollar amount received from US investors for *ACH and Wire Payments** and 5.5% commission based on the dollar amount received from *International ACH and Wire Payments.* In addition, 3.5% will be charged to the investor.

(B) 7.5% commission based on the dollar amount received from US investors for Credit Card Payments and 9.5% commission based on the dollar amount received from International Credit Card Payments. In addition, 3.5% will be charged to the investor.

(C) In addition, 2% commission paid in equity or securities at the same rate as this offering

(D) Company shall pay 1% cash commission based on a $20,000 investment dollar amount or higher received from a specific list of no more than 20 institutional or angel investors (the "Company Investors") that the Company will provide to StartEngine before launching the Offering on the Site.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through March 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Curenta

Reimagining the Long-Term Pharmacy


Curenta
Re-Imagining Pharmacy - Online Pharmacy for Long-Term Care Providers
On-Demand 3 Hour Delivery 24/7/365

Website | Laguna Hills, CA | PHARMACEUTICAL

$0.00 raised

0 Investors	$28.8M Valuation
$16.00 Price per Share	$224.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Curenta - is an online pharmacy serving long-term care providers. Curenta is reimagining pharmacy, one vertical at a time. Long-term care is a forgotten vertical with its unique complexity where Curenta is solving communication and delivery issues between facilities and pharmacies. With the network of stores, Curenta can turn around orders in an astounding 3 hours, saving money on unused medications and wasted nurses' time.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Curenta re-imagines the long-term pharmacy industry by challenging its core components and up-scaling its service level while saving on operations costs.
- Long-term care (LTC) consumes more than US $23 billion of medications annually and is growing at a staggering 6.8% a year. We have grown by 7x in the last 12 months. In our first year of operations, we have made almost US $3.59 Million in annualized sales (ARR) as of Dec 2021. (2021 figures unaudited, preliminary, and subject to change)
- Key investors and Advisors include
  - Amir Barsoum; A serial entrepreneur who built one of the biggest global digital healthcare companies operating in 10 countries serving more than 20 million patients.
  - Ihab Dorotta; Chief, quality, and patient safety officer of Loma Linda University Hospital (LLUH), was chosen as one of the top 50 patient safety experts to know in the country by Becker's and the best in the inland empire. Has extensive experience in the long-term care space.



OVERVIEW

Curenta: Reimagining the Long-term Pharmacy

Curenta helps long-term care facilities with their overworked nurses by taking the pain out of the medication management process.

Fast Facts


$1.2M
fund raised in pre-seed
48%
gross margins
50%
quarterly growth rate
243
facilities signed up
60%
adoption rate

Our proprietary technology streamlines it all - from receiving the orders, to the preparation of medication, to the delivery - we operate with complete transparency of the steps.

We're here to reduce wasted time, energy, and money in the process.

This means:

- Reduced workload for the facility nurses by 50%
- Improved nurse/prescriber relationship by eliminating the need for frequent phone calls
- Eliminated pharmacy mistakes which results in fewer medication errors
- Improved communication between the prescriber and the pharmacy which results in faster delivery
- Increased patient satisfaction since they receive their medications faster and more reliably



THE PROBLEM

Lots of Issues When it Comes to Long-term Care Resources

This is why we've narrowed our target issues to these main factors:


17%
of LTC medications go wasted because of over-ordering
22%
of nurses' time is lost in communication with the pharmacy and doctors
70%
of independent pharmacies struggle to survive

* Source, Source

Not to mention, outdated communication tools with pharmacies along with delayed medication delivery forces facilities to have unnecessary costs along with increased patients' dissatisfaction.

THE MARKET

Long-term Pharmacy Market is on the Rise

And that means our market size is $23 billion, with a CAGR of 6.8%.

Here's why:


Long-Term Pharmacy Market Size
MW
20%
West
34%
NE
10%
South
36%
$23 Billion
Annual Medication Consumption of LTC & Treatment Facilities (2020)
6.8%
CAGR
2020 - 2025
4 Providers
Assisted Living 41,000
Hospices 5,000
Skilled Nursing 15,600
Treatment Centers 14,000

Competitive Landscape

A huge market dominated by traditional incumbents with almost no tech innovation & slow delivery



DIGITAL ORDERING
Enclara Pharmacia
(Digital PBM)
Curenta
SLOW DELIVERY
FAST DELIVERY
Omnicare
$6.6B
PharMerica
$4B
Alixa Rx
$95M
Remedi
$700M
Guardian
$422M
MANUAL/FAX ORDERING

* Source, Source, Source, Source, Source, Source

THE SOLUTION

Say Hello to Connected APIs and On-Demand Delivery

We are a meds management tool and connected-APIs pharmacy network - coupled with on-demand delivery to turnaround in just 3-4 hours.

Let's walk through what that looks like:



Manage Users
Active Medications
Micheal Johns
24/7 Medication Ordering & Management
Facilities Ordering & Medication Management
Our medication management tool can work independently or be fully integrated with Facilities EMRS
1 Hr Pharmacy Operation System
Fully Integrated Pharmacy Op. System
All operations are trackable through our technology
2 Hr Delivery Solution
Optimized On-Demand Delivery Application

A facility uses our medication management tool to order medications for their patients, all to reduce the chance of medication errors while saving time.

Once the pharmacy receives the orders, our system organizes and sorts them based on our proprietary AI Algorithm to make sure that everyone involved in preparing the medications knows which orders they should be working on first.



As the pharmacies' teams prepare the medications, the delivery app creates routes automatically considering the 4-hours delivery turnaround time, traffic, delivery address, and pushes notifications to our on-demand fleet of drivers, and whoever accepts the route picks up the medication from that store, and delivers the medications.

Curenta has been a huge asset for any facility in terms of visibility and efficiency. The entire operation is streamlined, which means that physicians, nurses, and med-techs have more time to spend on patient care rather than administrative tasks.

Curenta's unique features make it easy to manage all aspects of the prescription fulfillment:

1. Check patient medication history
2. Submit prescriptions through the platform
3. Track each order as it moves through the system



Curenta
Pending Typing
Pending Review
Pending Filling
Pending Checking

There are a few reasons why we stand out against the crowd.

1. Curenta has speeded up most of the processes for the nurses and the pharmacy, using automation and AI in the ordering, billing, filling and shipping processes, resulting in high patients' satisfaction. While in today's traditional pharmacy most of the orders are still communicated through faxes, resulting in high rates of medication errors and late deliveries. (Source)

2. After the pandemic, nursing staff and caregivers are often overwhelmed by all the tasks they must do on a daily basis to ensure that their patients receive the proper care they require. Instead of communicating manually with pharmacists, doctors, and hospitals, we can now automate these processes by using an online prescription ordering system, saving them a lot of time that was previously wasted. (Source, Source)

3. The traditional pharmacy operations are always hidden, no one from the facility side knows anything about their orders unless the pharmacy teams are proactively communicating with the facility. This is not the case with Curenta, where every single step through the process is trackable with full transparency. Nurses and patients can easily track their prescriptions, communicate with the pharmacy team, know the delivery ETA (estimated time of arrival) without calling or spending their precious time trying to figure it.



Unmatched Operations
Curenta technology allows for centralized operations, faster & less steps with 41% cost savings
Leverage Technology To Centralize 2 Steps, Automate 2 And Kill 1
Normal Pharmacy
Intake
Typing
Filling
Checking
Dispatch
Curenta
Centralized Intake & Typing
Filling
Checking
Cost Impact is 41% savings
Pharmacy Operations cost/ Rx, US$


$10.7
41%
Cost Reduction
$6.3

We make money through dispensing medications to LTC facilities and hospices from our own stores, and network of stores.

WHY INVEST

Our Vision: To Re-imagine The Pharmacy

In today's world, where technology plays an important role, there are multiple processes involved in medication management that can be automated using our software applications. These include prescription processing, dispensing, inventory management, patient engagement, etc.

As we look forward, we want to be able to connect our customers; facilities, and patients to a decentralized marketplace where their orders go straight to the closest Curenta store with available stock and automatically bill their prescriptions using artificial intelligence (AI). It could improve efficiency, accuracy, and cut down on medication errors (48% in normal cases), and speed up things for pharmacies and nurses.

Our vision is to build a fully automated network of stores, all connected by our technology, to serve the elderly population with fast, simple, and affordable services.


Go To Market Strategy
To cover our target market, We need 23 provider stores, & the rest to be served through network stores
2021
2022
2023
2024
2025
Network Stores
Provider Stores
Curenta
Stores
1
3
5
34
11
70
17
115
23
States
1
3
5
6
7
California mainly South California
+ North California + Arizona + one area in Texas
Continue Texas + Florida + Atlanta
+ Illinois
+ New York (most crowded)
Verticals
One location, at least, in each area must be a provider store to have compounding facility

We have already poised ourselves to be a great market fit, which is reflected in the hyper-growth rate of $3.59 million in ARR we have already hit in our first 12 months.*

The next milestone is to execute the business plan by having more stores owned by Curenta to cover different geographical locations and making sure of the fulfillment side. This also means the implementation of "Dark Pharmacies" concept meaning a network of Pharmacies owned and managed by other pharmacists to expand our market share in a faster way.

**Please note these financials have not been audited or reviewed by our CPA and are subject to change. Please refer to the risk factors of our offering materials.*


Curenta
Super Traction
We are growing at 50% every quarter
Active Facilities,
# of Facilities
14
59
111
199
Adoption Rate,
% of Active Facilities
2%
28%
54%
71%
Revenues,
US$
224,216
538,651
748,440
815,955
Q1 2021
Q2 2021
Q3 2021
Q4 2021

We are ready for takeoff in the pharmacy industry. We're here to utilize the technology of today, and implement these systems which have historically lacked such tools. We want to make life easier for patients, nurses, and pharmacies alike.

Join us on our mission!



In the Press

Startup Council | CBS | NBC | FOX

SHOW MORE

Meet Our Team



Ramy Barsoum Mikhail
Chief Executive Officer
Licensed Pharmacist / MBA Maastricht School of Management

A CA licensed pharmacist and MBA degree holder from MsM with 15+ years of experience in retail and Long-Term Care pharmacies & 5 years leading a 12 pharmacies-consortium focusing on long-term care, serving 15,000 beds.



Ryan Soo Hoo
Director of Business Development
PharmD / University of Health Sciences and Pharmacy in St. Louis

A CA licensed PharmD and published clinical oncology researcher with pharmacy enterprise sales experience, focused on novel oncology drug-delivery systems. Utilizing his insight and experience in inpatient and outpatient pharmacy, Ryan is leading the team in building foundational business strategies with Long-Term Care facilities and Treatment Centers.



Ghada ElWahsh
Head of Product
Built one of the first online pharmacies in the MENA region. A product enthusiast with 7 years journey in health tech product management. Leading product in Curenta for the supply and demand sides.



Nancy Yani
Operations Manager
A CA licensed pharmacist with 5 years experience in pharmacies operations management. Nancy used to run a group of retail and long-term care pharmacies, serving 2,000 beds.



Armstrong Chu
Pharmacist In Charge (PIC)
PharmD / Notre Dame of Maryland University

A CA licensed PharmD with 5 years long-term care pharmacy experience. Armstrong is leading the pharmacy team in the daily interactions with the Long-Term Care facilities.



Amir Barsoum Mikhail
Chairman
Amir Barsoum is the Founder and CEO of Vezeeta, a leading digital healthcare platform that offers patients a personalized, end-to-end healthcare experience from diagnosis to delivery of ongoing care and medications. Recognized as one of Fortune's 40 under 40 global healthcare leaders in 2020, Amir helped pave the path for Vezeeta to become one of the fastest-growing health tech start-ups in the Middle East and Africa region and guided the expansion within the B2B landscape, with a growing footprint in North America, and Southeast Asia. Barsoum has helped shape the greater business community as an active angel investor and mentor for start-ups around the globe. He currently sits on the Board of three digital healthcare start-ups in the US, that focus on long-term care, revenue cycle management, and AI diagnostics. He is also a member of the Board of directors of Endeavor Egypt, and Entrepreneurs' Org, and offers guidance and consultations to major international institutions such as Bloomberg Health Council, Forbes Business Council, Endeavor, and MIT Legatum Centre. Prior to founding Vezeeta, he served as a Managing Consultant at McKinsey & Co. across Europe, and the Middle East region, and also held the position of Head of Strategic Planning at AstraZeneca. A pharmacist by education, Barsoum holds an MBA from MIT Sloan School of Management.



Mario Karras
Board Observer
Mario specializes in M&A and international tax planning. During his time at Loyola Law School, Los Angeles, Mario was a member of the International Law Review and the Honors Tax Policy Colloquium. He also holds a B.B.A. from Emory University's Goizueta Business School in Finance, Strategy Management, and Entrepreneurship.

Offering Summary

Company :	Curenta Enterprise Corp.
Corporate Address :	23141 Verdugo Dr, Suite 103, Laguna Hills, CA 92653
Offering Minimum :	$10,000.00
Offering Maximum :	$1,069,968.00
Minimum Investment Amount (per investor) :	$224.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	625
Maximum Number of Shares Offered :	66,873
Price per Share :	$16.00
Pre-Money Valuation :	$28,800,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - (Invest $1000+ and receive 5% bonus shares)

Tier 2 perk - (Invest $2,500+ and receive 10% bonus shares)

Tier 3 perk - (Invest $5,000+ and receive 15% bonus shares and membership in our Investor Club which allows you to receive special investor updates, and attend Q&A sessions)

Tier 4 perk - (Invest $10,000+ and receive 15% bonus shares and membership in our Investor Club and an in-person meeting with the leadership team).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Curenta Enterprise Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $16/share, you will receive 110 Common Stock, meaning you'll own 110 shares for $1,600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.